

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Mr. Murray N. Conradie
President, Chairman and Director
South Texas Oil Company
2881 CR 2880
Big Foot, TX 78005

> **Re:** **South Texas Oil Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated February 8, 2007**
> **File No. 0-50732**

Dear Mr. Conradie:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

1.	Please submit your response letter dated February 8, 2007 and your draft Form 10-KSB amendment to your EDGAR correspondence folder.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Fixed Assets, page F-8

2.   We note your response to our prior comment number two. It appears from your response letters and the draft amendment provided as part of your response, that you intend to amend your document. As such, please modify your document to incorporate all changes including those pertaining to your oil and gas assets and related note disclosures.

3.   We have reviewed your response to prior comment number three and are unable to agree with your conclusion. As noted in paragraph 3 of SFAS 143 you are required to recognize a liability for the fair value of your asset retirement obligations when it is incurred. This requires recording a liability and an increase in the cost of the related asset. We issue our prior comment in its entirety.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves, page F-19

4.   We note your response to our prior comment number six. It appears your 3.5% rate used in your impairment analysis incorporates only the risk of inflation. Please tell us why you believe this rate is representative of your risk profile and your cost of capital. Please refer to paragraph 23 of SFAS 144.

Engineering Comments

Financial Statements
Note 4 – Reserves Quantity Information
Proved Developed and Undeveloped Reserves, page F-19

5.   In comment seven of our letter dated September 14, 2006, we asked that you incorporate year-end prices and costs in your 2005 estimated proved reserves and associated standardized measure. Your draft amended 2005 Form 10-KSB shows none of these requested changes. We reissue our prior comment seven.

6.   We note your February 5, 2007 announcement that you have received a $15 million credit facility as well as your January 31, 2007 announcement concerning your drilling of a third (Colorado) DJ basin well. Your response to our prior comment number eight indicates you will initiate drilling upon your booked proved undeveloped reserves in Texas "during the next 12 months." Even though the development capital is available and these PUD volumes have been booked since year-end 2002, you have not drilled any of these locations. This additional

Mr. Murray Conradie
South Texas Oil Company
March 6, 2007
page 3

delay in the monetization of these volumes lends doubt as to the viability of these reserves and precludes their classification as proved. Please amend your document to remove these claimed proved undeveloped reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief